EXHIBIT 99.95

FOR IMMEDIATE RELEASE

High Tide Announces Opening of Guelph Retail Cannabis Store

Calgary, AB, December 3, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV:HITI) (OTCQB:HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that the Meta Cannabis Co. retail store located at 3 Woodlawn Road West in Guelph, Ontario (the “Guelph Store”) recently received its Retail Store Authorization from the Alcohol and Gaming Commission of Ontario (“AGCO”). The Guelph Store will conduct a soft opening on Thursday, December 3, 2020, with grand opening activities beginning on Friday, December 4 and occurring until Sunday, December 13, 2020.

This marks the Company’s 13th branded location in Ontario and 67th retail cannabis store across Canada. “The Guelph Store expands our retail footprint into an exciting new market for High Tide and reinforces our strong position as a leading retailer in Canada’s most populous province,” said Raj Grover, President & Chief Executive Officer of High Tide. “With 11 locations in the AGCO’s queue, and more to come, customers in Ontario can look forward to a steady pipeline of new stores over the next year as we build towards the 30 store provincial maximum by September 2021.” added Mr. Grover. The city of Guelph is a growing community of over 130,000 people situated in the heart of southern Ontario, and is home to the prominent University of Guelph campus.

About High Tide

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 67 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous lifestyle accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release are based on certain assumptions made by High Tide. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports which are and will be available on SEDAR.

CONTACT INFORMATION

Vahan Ajamian

Vice President, Capital Markets

Email: ir@hightideinc.com

Tel: 1-403-770-9435, ext. 116

SOURCE High Tide Inc.